Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Chord Energy Corporation

We consent to the use of our report dated February 21, 2024, which appears in the Annual Report on Form 40-F of Enerplus Corporation and subsidiaries (the “Entity”) for the fiscal year ended December 31, 2023, on the consolidated financial statements of the Entity, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, which is incorporated by reference in the Registration Statements (No. 333- 262192 and 333- 266127) on Form S-8, and No. 333- 271727 on Form S-3 of Chord Energy Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

August 7, 2024

Calgary, Canada